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                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.

                               AMENDMENT TO BYLAWS
                                January 28, 1999


RESOLVED, that the Bylaws of Resource Bancshares Mortgage Group, Inc. shall be amended by adding to Article V a new Section 8 as follows:

Section 8. Indemnification. Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred by this Section shall also include the right to be paid by the Corporation the expenses incurred in connection with such proceeding in advance of its final disposition to the fullest extent permitted by Delaware Law. The right to indemnification conferred by this Section shall be a contract right and shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.